EXHIBIT 99.1

Golar LNG Limited – Q3 2021 results presentation

Golar LNG's 3rd Quarter 2021 results will be released before the NASDAQ opens on Tuesday, November 9, 2021. In connection with this a webcast presentation will be held at 3:00 P.M (London Time) on Tuesday, November 9, 2021. The presentation will be available to download from the Investor Relations section at www.golarlng.com

We recommended that participants join the conference call via the listen-only live webcast link provided. Sell-side analysts interested in raising a question during the Q&A session that will immediately follow the presentation should access the event via the conference call dial-in information below. Please dial in 10-15 minutes prior to the start time to allow time for call handling.

Information on how to ask questions will be given at the beginning of the Q&A session. There will be a limit of two questions per participant.

a. Listen-only live webcast link

Go to the Investors, Results Centre section at www.golarlng.com and click on the link to "Webcast". To listen to the conference call from the web, you need to have installed Windows Media Player, and you need to have a sound card on your computer.

b. Teleconference

Call-in numbers:
International call +44 2071 928 338
UK Free call 0800 279 6619
US Toll +1 646 741 3167
USA Free call 877 870 9135
Norway Toll +47 21 56 30 15
Norway Free call 800 56865

Participants will be asked to clearly state their name and provide the conference ID. The Golar conference ID is 3490566

Please download the presentation material from www.golarlng.com (Investors, Results Centre) to view it while listening to the conference.

If you are not able to listen at the time of the call, you can either listen to a replay of the conference call on www.golarlng.com (Investors, Results Centre), or listen to a playback by dialling:

United Kingdom +44 3333 009 785
United States +1 917 677 7532
Norway +47 21 03 42 35
- followed by replay access number 3490566.   This service will be available for the 7 days immediately following the scheduled event.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act